Nexvet Biopharma plc

Unit 5, Sragh Technology Park

Rahan Road, Tullamore

Co. Offaly, R35 FR98, Ireland

By EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Nexvet Biopharma public limited company Registration Statement on Form S-3 (File No. 333-210876)

Ladies and Gentlemen:

Nexvet Biopharma public limited company (the “Company”) hereby makes application to withdraw the Registration Statement on Form S–3 originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on April 22, 2016 and amended on May 3, 2016 (Registration No. 333-210876) (the “Registration Statement”), effective immediately.

The Registration Statement is being withdrawn because, on July 31, 2017, the Company was acquired by Zoetis Belgium S.A., a wholly-owned subsidiary of Zoetis Inc. (the “Acquisition”) pursuant to a “scheme of arrangement” under Irish law. In connection with the Acquisition, the Company has determined that the Registration Statement is unnecessary and that it is in the Company’s best interest to withdraw the Registration Statement. No securities have been sold pursuant to the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a) under the Securities Act of 1933, as amended.

Please provide a copy of the order consenting to the withdrawal of the Registration Statement to Andrew Ledbetter of DLA Piper LLP (US) (“DLA Piper”), counsel to the Company, via email at andrew.ledbetter@dlapiper.com or via facsimile at 206-494-1800. If you have any questions with respect to this matter, please contact Andrew Ledbetter of DLA Piper at (206) 839-4845.

Sincerely, Nexvet Biopharma public limited company

By:	/s/ Damian Lismore
Name:	Damian Lismore
Title:	Authorized officer

cc: Andrew Ledbetter (DLA Piper)